Media release

Queensland secures more than $900 million in contracts for new Cape York Peninsula mine

21 March 2017

Rio Tinto has awarded more than $900 million in contracts to Queensland suppliers as the development of the world class Amrun bauxite project on Cape York Peninsula continues.

The Queensland spend makes up almost two thirds of the $1.38 billion in contracts awarded to Australian suppliers for the project to date.

509 Queensland businesses have been engaged directly and indirectly to supply goods and services to the site.

Queensland Premier Annastacia Palaszczuk said “Rio Tinto’s significant investment in local and regional suppliers will provide a tremendous boost to the economy of Queensland.

“The Amrun project will ensure Queensland businesses and their employees will continue to reap the benefits of many development opportunities for years to come.

“It is a best practice example of encouraging local and Indigenous participation with substantial employment targets already agreed with many key suppliers.”

Businesses bidding for contracts over $1 million must complete a Local and Indigenous Participation Plan as part of the procurement process. Once awarded, contractors must report on how they are performing against their commitment.

More than 1600 people have been engaged by contractors to work on the project so far. 77 per cent of those contracted are from Queensland and 70 per cent are new hires.

Rio Tinto chief executive Jean-Sébastien Jacques said “We are proud of the contribution this tier one asset will make in supporting Queensland communities.

“Sustainability is crucial to this project and strict guidelines are in place for all suppliers.

“They must demonstrate they are commercially competitive, technically competent and most importantly, align with the safety standards of our group.

“Rio Tinto is a substantial contributor to the Queensland economy paying $1.3 billion in state taxes and royalties over the past 5 years.”

About Amrun

The Amrun project involves a mine, processing plant and bauxite stockpiles, a power station, warehouses, as well as new barge, ferry and ship loading facilities.

Amrun will replace the depleting East Weipa bauxite mine and will increase overall bauxite exports from Cape York by around 10 million tonnes a year.

Production and shipping are expected to commence in the first half of 2019, ramping up to full production by the end of the year. See riotinto.com/Amrun for further information.

Contacts

media.enquiries@riotinto.com

riotinto.com

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